SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F__X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: June 12, 2002

By: [signature]
Name: Carlos Rocha Villela
Title: General Counsel

EXHIBIT INDEX

1. One copy of the Resolutions approved during the Company's Special Shareholders' Meeting held on May 24, 2002, together with a translation into English.

2. One copy of the Company's By-laws, as amended, together with a translation into English.

3. One copy of the Company's U.S. GAAP Earnings Release related to the three-month period ended March 31, 2001, together with a translation into English.

EXHIBIT 1

EMBRAER

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S/A

RESOLUTIONS

We hereby inform you that at a special shareholders' meeting held on May 24, 2002, the shareholders approved the management proposal to amend Embraer's by-laws, thus changing articles 5, 6, 7, 8, 12, 15, 16, 18, 19, 20, 21, 23, 24, 25, 28, 30, 31 and 33, that presently have the following wording:

Art. 5 - Embraer's subscribed and paid in corporate capital is one billion, six hundred forty-five million, eight hundred thirty-eight thousand, five hundred ninety-six Reais and seven cents (R$1,645,838,596.07) divided into seven hundred ten million, seven hundred thirteen thousand, and forty-two (710,713,042) shares without par value, of which two hundred forty-two million, five hundred forty-four thousand, four hundred forty-seven (242,544,447) are common shares, one (1) is a special class share, and four hundred sixty-eight million, one hundred sixty-eight thousand, five hundred ninety-four (468,168,594) are preferred shares. **Sole Paragraph** - The special class common share shall be compulsorily held by the Federal Government (article 8 of Law No. 9,491/97).

Art. 6 - In compliance with the applicable legal caps, Embraer is authorized to increase its corporate capital up to the cap of five hundred million (500,000,000) common shares and one billion (1,000,000,000) preferred shares, and the issuance of new shares of a special class is prohibited. **Paragraph 1** – Under the legal caps, the general shareholders' meeting may allot stock dividends only to common shares or to common and preferred shares, in accordance with the proportion between them. **Paragraph 2** – Within the caps authorized under this article, Embraer may, by a board of directors' resolution, increase the corporate capital regardless of any amendment to the by-laws. Both common and preferred shares may be issued without keeping the proportion between these two kinds of shares. The board of directors shall establish the shares issuance conditions, including the price and term to pay them in. **Paragraph 3** – Within the authorized capital cap, the board of directors may decide to issue share warrants. At the board of directors' discretion, the preemptive rights may be eliminated for the issuance of shares and debentures convertible into shares and share warrants, when such shares or debentures placement is made through sales on stock exchanges or public subscription, or still through share swap in a public offering for a takeover bid, pursuant to the provisions of the law. **Paragraph 4** – Under the caps of the authorized capital and pursuant to the plans approved by the shareholders' general meeting, Embraer may grant a stock option to its managers and employees without granting a preemptive right to the shareholders. **Paragraph 5** - The Company is prohibited from issuing founder shares.

Art. 7 - The special class share shall have veto power regarding the following matters: I - Change of Embraer's name and purpose; II - Change and/or use of Embraer's logo; III - Creation and/or change of military programs whether or not involving the Federative Republic of Brazil; IV - Third parties' training in technology for military programs; V - Interruption of supply of military airplanes' maintenance and replacement parts; VI - Transfer of the corporate capital control; and VII - Any amendments to this article and to article 16 and its paragraphs 1 and 2, or to any rights conferred by these by-laws to the special class share.

Art. 8 – The preferred shares' holders are not entitled to vote. Their preference refers to the priority in the reimbursement of capital and receipt of dividends per share at least 10% higher than those conferred to each common share.

Art. 12 - In addition to the duties provided for by the law, the general shareholders' meeting shall have the following duties: I - To elect and dismiss from office the members of the board of directors; II - To establish the compensation for the members of the board of directors and executive board, as well as for the members of the audit committee; III - To decide on the matters subject to the special class common share's veto; IV - To allot stock dividends pursuant to paragraph 1 of article 6; V - To approve plans for the granting of stock options to the managers and employees; VI - To allot an Embraer profit sharing participation to the managers and employees, within the legal caps; VII - To resolve, in accordance with the proposal presented by the management, on the allotment of the profits of the fiscal year and the distribution of dividends; and VIII - To appoint the liquidator, as well as the audit committee, that shall function during the liquidation period. **Sole Paragraph** - The chairman of the meeting shall comply and cause the compliance with the provisions of the shareholders' agreements that were filed at the Embraer's head offices, forbidding the casting of votes contrary to such agreements.

Art. 15 - Any management body shall validly meet with the attendance of the majority of its members and make decisions by a majority of votes of the members attending the meeting. **Sole Paragraph** – When calling a meeting, the notification validity requirement may be waived only if all its members are present to the meeting. For this purpose, votes may be validly exercised through their delegation to another member or in writing.

Art. 16 - The board of directors shall be formed by at least nine (9) and no more than eighteen (18) members and their respective alternates. All the members shall be shareholders and shall be elected by the shareholders' general meeting for a term of three (3) years. The members may be reelected. **Paragraph 1** - The Brazilian Federal Republic shall be entitled to appoint one of the members of the board of directors and his or her respective alternate, who are bound to the special class common share held by the Brazilian Federal Republic. **Paragraph 2** –Embraer's employees shall also be entitled to appoint two members of the board of directors and their respective alternates. One member shall be appointed by CIEMB – Embraer's Employee Investment Club. The other member shall be the representative of the non-shareholder employees. **Paragraph 3** –Embraer's chief executive officer shall be a permanent effective member of the board of directors, and his or her alternate shall be the vice-president executive officer.

Art. 18 - The board of directors shall have a chairman and a vice-president chosen by the directors who are effective members. Such choice shall be through a majority of votes at the first meeting after their investiture, or upon a member's resignation or vacancy of such an office. **Paragraph 1** - The chairman of the board of directors shall: (a) Head the board of directors' and shareholders' general meetings; (b) Call the shareholders' general meeting and the board of directors' meetings; and (c) Comply with and cause the compliance with the shareholders' agreements filed at the Embraer's head offices. The chairman shall forbid the casting of the votes of the members of the board of directors - who were appointed pursuant to the shareholders' agreements provisions - that are contrary to such agreements' provisions. **Paragraph 2** - In the event of absence or temporary impairment of the chairman of the board of directors, the vice-chairman shall exercise his or her functions. **Paragraph 3** - In the event of impairment or vacancy in the office of a member of the board of directors, his or her alternate shall take office until such impairment ceases or, in the event of a vacancy, until the first shareholders' general meeting subsequent thereto is held. This meeting shall appoint a new permanent member for the remaining term of office. In case of simultaneous or successive vacancies in the offices of a member and his or her respective alternate, the board of directors shall call a shareholder's general meeting to fulfill such offices.

Art. 19 - The board of directors shall meet on a regular basis at least four times a year, and on a special basis whenever called by its chairman or by a majority of its members. The meetings of the board may be held, exceptionally, by conference call, videoconference, electronic mail or any other means of communication. **Paragraph 1** – The meetings' calls shall be made at least seventy-two (72) hours prior to the meetings. **Paragraph 2** - All resolutions of the board of directors shall be registered in minutes form at the proper book of the board of directors, and be signed by the members attending the meeting. **Paragraph 3** - In the meetings of the board of directors the following votes are allowed and are to be cast as if the member had been present at the meeting: the vote delegated in favor of another member, the anticipated written vote, and the vote exercised by fax, electronic mail or any other means of communication.

Art. 20 - In addition to the duties provided for by the law or by these by-laws, the board of directors shall have the following duties: I - To perform the regulatory functions in connection with Embraer's activities. It may examine and resolve of any matter that is not within the exclusive authority of the shareholders' general meeting or executive board; II - To establish the general policy for the Embraer's businesses; III - To appoint and dismiss the Embraer's executive officers; IV - To assign to the executive officers their respective duties, including appointing the officer for investor relations, in compliance with the provisions of these by-laws; V - To call a shareholders' general meeting whenever it deems convenient, or in the case of article 132 of the Brazilian Corporation Law (Law No. 6,404/76); VI - To inspect the management of the executive officers. It may examine at any time Embraer's books and documents, and request information on agreements entered into or about to be entered into, and any other acts; VII - To review the quarterly results of Embraer's transactions; VIII - To appoint and dismiss the independent auditors; IX - To call the independent auditors to clarify issues that it deems necessary; X - To analyze the management report and the executive board's accounts, and decide on their submission to the shareholders' general meeting; XI - To authorize the transfer of Embraer's funds to the employees associations, welfare and recreational entities, private pension plans and foundations; XII - To approve the annual and pluri-annual budgets, strategic plans, expansion projects and investment programs, as well as to follow up their execution; XIII - To approve the setting up of a subsidiary and the participation of Embraer in the corporate capital of other companies, either in Brazil or abroad; XIV - To establish the authority of the executive board for the disposal or encumbrance of permanent assets. In the cases it so establishes, it may demand the prior authorization of the board of directors as a condition for the validity of the act; XV - To authorize Embraer to grant guarantees to third parties' obligations; XVI - To approve the human resources policy, including criteria, rights and advantages in connection with compensation; XVII - To authorize the setting up, transfer or closing of offices, branches, premises or other Embraer establishments; XVIII - To establish inspections, audits or accounts review in Embraer's subsidiaries, controlled or affiliated companies, as well as in its sponsored foundations; XIX - To previously express its opinion on any matter to be submitted to the shareholders' general meeting; XX - To authorize the issuance of Embraer's shares pursuant to the caps authorized in article 6 of these by-laws. It may establish the conditions to issue shares, including the price and term to pay them in. It may also eliminate the preemptive right in the issuance of shares, share warrants and convertible debentures, when such shares or debentures placement is made through sales on stock exchanges or public subscription, or public offering for a takeover bid, pursuant to the provisions of the law; XXI - To decide on the purchase by Embraer of shares issued by itself to be kept in treasury and/or to be subsequently cancelled or disposed of; XXII - To decide on the issuance of share warrants, as provided in paragraph 3 of article 6 of these by-laws; XXIII - To grant stock options to its managers and employees, without preemptive right to the shareholders; XXIV - To decide on the issuance of simple debentures, which are not convertible into stock and have no *in rem* guarantee; XXV - To authorize the issuance of any credit instruments to obtain funds, such as bonds, notes, commercial papers, and other instruments regularly used in the market place. It shall also decide on their issuance and redemption conditions; XXVI - Under the provisions of these by-laws and of the applicable law, to decide on the priority of its works, and to adopt or issue rules for its operation; and XXVII - To submit to the shareholders' general meeting the subject matters provided for in article 7 of these by-laws.

Art. 21 – If the shareholders' general meeting approves the Embraer's stock option - as authorized by paragraph 4 of article 6, which requires the establishment of a proper body to manage it - the board of directors shall create a committee for this purpose. The board of directors shall appoint the members of the committee pursuant to the criteria that it has established.

Art. 23 - The board of directors may further appoint a special committee. The committee is to be formed by no more than six (6) members who are to be chosen among the board of directors' members or alternates. The committee may, during the breaks of its general meetings, decide by express delegation on all matters under the board of directors' authority pursuant to these by-laws, *ad referendum* of the board of directors. After that, such matter shall be submitted to the board of directors at its first meeting subsequent to the special committee's resolution. Paragraph 1 - The authorization contained in this article does not cover: (a) Any matter of exclusive legal authority of the board of directors; (b) Proposals to be submitted to the shareholders' general meeting, including and particularly in the cases mentioned in letter (c) of article 12 of these by-laws; (c) Authorization to perform liquidation and dissolution or financial reorganization acts, including voluntary bankruptcy and composition with creditors; (d) Approval of agreements, new investments or acts of disposal or encumbrance of permanent assets, the value of which exceeds the amount to be determined upon the establishment of the committee; (e) approval of financings the amount of which, per transaction, exceeds the amount to be determined upon the establishment of the committee; (f) Authorization to set up or acquire an interest in another company; (g) Approval of Embraer's long term strategic plans; and (h) Appointment and dismissal of Embraer's officers. Paragraph 2 - The regulations governing the board of directors' meetings apply to the meetings of the board of directors' special committee. Regarding the matters governed only by these by-laws, the references made herein to powers or options of the board of directors are deemed to be equally made to the special committee.

Art. 24 - The executive board, whose members shall be elected and dismissed at any time by the board of directors, shall be formed by one chief executive officer, one vice-president executive officer, and at least two (2) other executive officers. Their term of office shall be three (3) years, and they may be reelected. Paragraph 1 - The election of the executive board shall preferably be held on the same date as the shareholders' general meeting. And the elected executive officers may take office coincidently when their predecessors' term of office is ending. Paragraph 2 - In the event of the chief executive officer's impairment or absence, he or she shall be replaced by the vice-president executive officer, who in case of vacancy shall assume cumulatively the offices of chief executive officer until the first subsequent meeting of the board of directors is held. At that occasion, a new chief executive officer shall be appointed for the remaining term of office. Paragraph 3 - The remaining officers shall be replaced, in case of absence or temporary impairment, by another officer to be chosen by the executive board. The executive board shall appoint, in the event of a vacancy, a temporary alternate until the board of directors appoints a permanent new officer for the remaining term of office.

Art. 25 - The executive board has all the powers to perform the acts necessary to achieve the business purpose, however special they may be, including to dispose of and encumber permanent assets, waive rights, compromise and agree, complying with the applicable legal or by-laws provisions and the resolutions taken by the shareholders' general meeting and board of directors.

The board of directors shall administer and manage Embraer's business, especially: I - To comply and cause compliance with these by-laws and the resolutions of the board of directors and shareholders' general meeting; II - To establish and submit to the board of directors, on an annual basis, Embraer's activity plan and general budget, taking care of their respective executions; III - To propose to establish and eliminate subsidiaries, branches, offices and agencies either in Brazil or abroad; IV - To define and submit to the board of directors Embraer's and its subsidiaries' compensation policy; V - To decide pursuant to the authority established by the board of directors to acquire, dispose of and/or encumber items of the permanent assets; VI - To submit, on an annual basis, for the review of the board of directors, the management report and the executive board's accounts together with the independent auditors' report, as well as the proposal for the investment of profits ascertained in the previous fiscal year; VII - To create and discontinue Embraer's operational units and appoint and dismiss from office their respective personnel; VIII - To define and propose to the board of directors Embraer's strategic plan and its annual revisions; IX - To define annually the action and target plan of each executive board, submitting it, together with the performance and result achieved, to the board of directors at its general meetings; and X - To submit, on a quarterly basis, to the board of directors the detailed economic-financial and assets provisional balance sheet of Embraer and its controlled companies.

Art. 28 - As a general rule and except for the cases provided for in the subsequent paragraphs, Embraer agrees to be legally bound whenever represented by two (2) executive officers, or one (1) executive officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact within the limits of their respective mandates. **Paragraph 1** - The acts for which these by-laws require the board of directors' prior authorization may only be performed provided such requirement is complied with. **Paragraph 2** - Embraer may be represented by one executive officer or one attorney-in-fact in the following circumstances: (a) when the act to be performed imposes a single representation, Embraer shall be represented by any executive officer or attorney-in-fact with special powers; and (b) when Embraer is to receive or release amounts owed to Embraer, to issue and negotiate and also endorse and discount trade bills regarding its sales, as well as in the cases of correspondence which do not create an obligation for Embraer, and in performing acts in the regular course of business, including the acts performed before government agencies, mixed (state and privately held) capital companies, commercial registry, labor courts, IAPAS (Institute of Financial Administration and Social Security), FGTS (Unemployment Compensation Fund) and their collecting banks, and other acts of identical nature. **Paragraph 3** - The board of directors may authorize the performance of other acts that bind Embraer by only one executive officer or one attorney-in-fact. The board of directors may further - through the adoption of criteria to limit the authority - restrict, in certain cases, Embraer's representation to only one executive officer or attorney-in-fact. **Paragraph 4** - The following rules shall be complied with to appoint attorneys-in-fact: (a) All powers of attorney shall be granted by the chief executive officer or his or her alternate, together with any other executive officer; (b) When the purpose of the power of attorney is to perform acts subject to the prior authorization of the board of directors, the granting thereof shall be expressly conditioned on obtaining such authorization which shall be mentioned within its text. **Paragraph 5** - Any acts performed other than in compliance with the provisions of this article shall not be effective nor binding upon Embraer.

Art. 30 - The fiscal year shall commence on January 1st and end on December 31st of each year. **Paragraph 1** - At the end of each fiscal year, the executive board shall draw up, in accordance with the applicable legal principles, the following financial statements: I - balance sheet; II - statements of changes in the net assets; III - fiscal year income statement; and IV - statement of the sources and investments of funds. **Paragraph 2** - Together with the fiscal year financial statements, the board of directors shall submit to the shareholders' general meeting a proposal on the destination to be given to the net profit, complying with the provisions of these by-laws and of the law. **Paragraph 3** - The board of directors may propose, and the shareholders' meeting may decide, to subtract from the fiscal year's net profit a portion of funds to form an investment and working capital reserve, based on the capital budget, which shall contain a justification for the proposed profit retention, including sources of funds and capital investments, and shall be in accordance with the following principles: (a) the formation of such reserve shall not impair the shareholders' right to receive the mandatory dividends provided for in article 31 of these by-laws; (b) its balance, together with the balance of other profit reserves, except for contingency and future revenue reserves, may not exceed the corporate capital, and is subject to a capitalization penalty or distribution in cash of whatever exceeds such capital; (c) the purpose of the reserve is to ensure investments in permanent assets or increases in the working capital, including through the repayment of Embraer's debts, regardless of profit retentions related to the capital budget, and the balance thereof may be used: (i) to absorb losses whenever necessary; (ii) to distribute dividends at any time; (iii) to call, reimburse or purchase shares authorized by the law; and (iv) to capitalize, including through new share dividends.

Art. 31 – The shareholders shall be entitled to receive in each fiscal year as dividends a percentage of the net profit, in compliance with the minimum mandatory amount of twenty-five percent (25%) of such net profit with the following adjustments: (a) The increase of the amounts resulting from reversion, in the fiscal year, of contingency reserves that were previously formed; (b) The decrease of the amounts allocated, in the fiscal year, to form legal and contingency reserves; (c) Whenever the amount of the mandatory minimum dividend exceeds the net profit obtained in the fiscal year, the management may propose, and the shareholders' general meeting may approve, to allocate the amount in excess to create a future profit reserve (article 197 of Law No. 6,404/76, as amended by Law No. 10,303/01). **Paragraph 1** - The shareholders' meeting may grant to the managers a profit sharing participation, in compliance with the applicable legal limitations. The payment to the shareholders of the mandatory dividend referred to in this article is a requirement for the payment of the profit sharing participation. Whenever the semi-annual balance sheets are drawn up, and based on these interim dividends are paid in an amount at least equal to twenty-five (25%) of the net profit of the period – which dividend is calculated pursuant to this article – a participation in the semi-annual profit may be paid by resolution of the board of directors to the managers *ad referendum* of the shareholders' general meeting. **Paragraph 2** - The shareholders' meeting may attribute to the employees a profit or results sharing participation, pursuant to the plan it approves, and in compliance with the applicable law. **Paragraph 3** - The shareholders' meeting may decide at any time to distribute dividends on account of the pre-existing reserves, or reserves of accrued profits from previous fiscal years that were kept as such by the resolution of the shareholders' meeting, after the mandatory dividend is paid to the shareholders in each fiscal year, as referred to in this article. **Paragraph 4** - Embraer may draw up semi-annual or interim balance sheets. The board of directors may decide to distribute dividends on the account of the profit ascertained in said balance sheets. The board of directors may further declare interim dividends on the account of profits previously accumulated, by the resolution of the shareholders' meeting, in those balance sheets or in the last annual balance sheet. **Paragraph 5** - The shareholders' general meeting may decide to capitalize the reserves ascertained in semi-annual or interim balance sheets. **Paragraph 6** - The due dividends that are not claimed by anyone within three years are caught by the statute of limitations in favor of Embraer. **Paragraph 7** - The board of directors may pay or credit interest on its own capital *ad referendum* of the shareholders' general meeting which assesses the financial statements related to the fiscal year in which such interest is paid or credited.

Art. 33 - The Company shall comply with the shareholders' agreements filed at the head offices. The presiding members of the shareholders' general meeting or board of directors are expressly forbidden to take into consideration the vote of any shareholder that has entered into a shareholders agreement that was duly filed at the head offices, which vote was not performed in compliance with what has been agreed in said agreement. The Company is also expressly forbidden to accept and carry out the transfer of shares and/or encumbrance and/or assignment of preemptive rights to the subscription of shares and/or other securities that does not comply with what has been provided for and regulated in the shareholders' agreement. **Sole Paragraph** - The non-attendance of the shareholders' general meeting or of the meetings of the management bodies, as well as the abstention from voting by a shareholder who entered into the shareholders' agreement or by members of the board of directors designated in accordance with the provisions of the shareholders' agreement duly filed at the head offices, entitles the harmed party to vote with the shares held by the absent or non-acting shareholder, or the member of the board of directors appointed with the votes of the harmed shareholder to vote in lieu of the absent or non-acting member.

This special shareholders' meeting has also approved Embraer's consolidated by-laws attached hereto.

São José dos Campos, May 24, 2002

ANTONIO LUIZ PIZARRO MANSO
Executive Vice-President & CFO

EXHIBIT 2

BY-LAWS

CHAPTER I

NAME, HEAD OFFICES, PURPOSE AND DURATION

Art. 1
EMBRAER– EMPRESA BRASILEIRA DE AERONÁUTICA S/A, with head offices at Avenida Brigadeiro Faria Lima No. 2170, in São José dos Campos, State of São Paulo, is a publicly-held corporation governed by these by-laws and by the applicable law.

Art. 2
Embraer has its head offices and principal place of incorporation in the city of São José dos Campos, state of São Paulo, and it may open subsidiaries, branches, offices, agencies and appoint agents or representatives in any part of Brazil or abroad.

Art. 3
The purpose of Embraer is:

I. To project, build and market aircraft and airspace materials and their respective accessories, components and equipment, in accordance with the highest technology and quality standards;
II. To promote and carry out technical activities related to production and maintenance of airspace material;
III. To contribute towards the formation of technical personnel required for the airspace industry; and
IV. To conduct other technological, industrial, and commercial activities and services related to the airspace industry.

Art. 4
Embraer is established for an indefinite term of duration.

CHAPTER II
SHARE CAPITAL, SHARES AND SHAREHOLDERS

Art. 5
Embraer´s subscribed and paid in corporate capital is one billion, six hundred forty-five million, eight hundred thirty-eight thousand, five hundred ninety-six Reais and seven cents (R$1,645,838,596.07) divided into seven hundred ten million, seven hundred thirteen thousand, and forty-two (710,713,042) shares without par value, of which two hundred forty-two million, five hundred forty-four thousand, four hundred forty-seven (242,544,447) are common shares, one (1) is a special class share, and four hundred sixty-eight million, one hundred sixty-eight thousand, five hundred ninety-four (468,168,594) are preferred shares.

Sole Paragraph
The special class common share shall be compulsorily held by the Federal Government (article 8 of law No. 9,491/97).

Art. 6
In compliance with the applicable legal caps, Embraer is authorized to increase its corporate capital up to the cap of five hundred million (500,000,000) common shares and one billion (1,000,000,000) preferred shares, and the issuance of new shares of a special class is prohibited.

Paragraph 1
Under the legal caps, the general shareholders' meeting may allot stock dividends only to common shares or to common and preferred shares, in accordance with the proportion between them.

Paragraph 2
Within the caps authorized under this article, Embraer may, by a board of directors' resolution, increase the corporate capital regardless of any amendment to the by-laws. Both common and preferred shares may be issued without keeping the proportion between these two kinds of shares. The board of directors shall establish the shares issuance conditions, including the price and term to pay them in.

Paragraph 3
Within the authorized capital cap, the board of directors may decide to issue share warrants. At the board of directors′ discretion, the preemptive rights may be eliminated for the issuance of shares and debentures convertible into shares and share warrants, when such shares or debentures placement is made through sales on stock exchanges or public subscription, or still through share swap in a public offering for a takeover bid, pursuant to the provisions of the law.

Paragraph 4
Under the caps of the authorized capital and pursuant to the plans approved by the shareholders' general meeting, Embraer may grant a stock option to its managers and employees without granting a preemptive right to the shareholders.

Paragraph 5
The Company is prohibited from issuing founder shares.

Art. 7
The special class share shall have veto power regarding the following matters:

I. Change of Embraer's name and purpose;
II. Change and/or use of Embraer's logo;
III. Creation and/or change of military programs whether or not involving the Federative Republic of Brazil;
IV. Third parties' training in technology for military programs;
V. Interruption of supply of military airplanes' maintenance and replacement parts;
VI. Transfer of the corporate capital control; and

VII. Any amendments to this article and to article 16 and its paragraphs 1 and 2, or to any rights conferred by these by-laws to the special class share.

Art. 8

The preferred shares' holders are not entitled to vote. Their preference refers to the priority in the reimbursement of capital and receipt of dividends per share at least 10% higher than those conferred to each common share.

Art. 9

All Embraer's shares shall be book-entry shares and shall be kept in deposit accounts at the financial institution authorized by the Brazilian Securities Commission on behalf of the holders thereof.

Sole Paragraph

The depositary institution of the book-entry shares shall charge directly to Embraer the cost incurred with transfer services.

CHAPTER III
EMBRAER'S AGENCIES
SECTION I
GENERAL MEETING

Art. 10

The shareholders' general meeting aimed to discuss ordinary matters shall be held once a year, and the one aimed to discuss special matters shall be held whenever called pursuant to the terms of the law or of these by-laws.

Paragraph 1

The shareholders' general meeting resolutions shall be taken by a majority of votes, except for the veto rights of the special class share provided for in article 7.

Paragraph 2

The shareholders' general meeting may only decide on matters that are part of the agenda and that are mentioned in the respective call notifications.

Art. 11

The shareholders' general meeting shall be headed by the chairman of the board of directors or, in his or her absence, by the vice-chairman, or in the absence of both, by a shareholder chosen among the shareholders attending the meeting.

Art. 12

In addition to the duties provided for by the law, the general shareholders' meeting shall have the following duties:

I. To elect and dismiss from office the members of the board of directors;

II. To establish the compensation for the members of the board of directors and executive board, as well as for the members of the audit committee;
III. To decide on the matters subject to the special class common share's veto;
IV. To allot stock dividends pursuant to paragraph 1 of article 6;
V. To approve plans for the granting of stock options to the managers and employees;
VI. To allot an Embraer profit sharing participation to the managers and employees, within the legal caps;
VII. To resolve, in accordance with the proposal presented by the management, on the allotment of the profits of the fiscal year and the distribution of dividends; and
VIII. To appoint the liquidator, as well as the audit committee, that shall function during the liquidation period.

Sole Paragraph
The chairman of the meeting shall comply and cause the compliance with the provisions of the shareholders' agreements that were filed at Embraer's head offices, forbidding the casting of the votes contrary to such agreements.

CHAPTER II
MANAGEMENT BODIES
Subsection I
General Provisions

Art. 13
Embraer shall be managed by a board of directors and by an executive board.

Paragraph 1
The manager shall take office upon his or her signature of a term registered in the applicable corporate book. Any management guarantee is herein waived.

Paragraph 2
The managers shall hold their offices until the new managers take office.

Art. 14
The managers' compensation shall be established by the shareholders' general meeting.

Sole Paragraph
The shareholders' general meeting may establish an aggregate amount to be distributed among the managers. In this case the board of directors shall distribute the amount due to each manager in compliance with the provisions of these by-laws. Any manager who is holding more than one office shall receive compensation for one office only. The highest office compensation shall prevail.

Art. 15
Any management body shall validly meet with the attendance of the majority of its members and make decisions by a majority of votes of the members attending the meeting.

Sole Paragraph
When calling a meeting, the notification validity requirement may be waived only if all its members are present to the meeting. For this purpose, votes may be validly exercised through their delegation to another member or in writing.

Subsection II
Board of Directors

Art. 16
The board of directors shall be formed by at least nine (9) and no more than eighteen (18) members and their respective alternates. All the members shall be shareholders and shall be elected by the shareholders' general meeting for a term of three (3) years. The members may be reelected.

Paragraph 1
The Brazilian Federal Republic shall be entitled to appoint one of the members of the board of directors and his or her respective alternate, who are bound to the special class common share held by the Brazilian Federal Republic.

Paragraph 2
Embraer´s employees shall also be entitled to appoint two members of the board of directors and their respective alternates. One member shall be appointed by CIEMB – Embraer´s Employee Investment Club. The other member shall be the representative of the non-shareholder employees.

Paragraph 3
Embraer´s chief executive officer shall be a permanent effective member of the board of directors, and his or her alternate shall be the vice-president executive officer.

Art. 17
In the appointment of the members of the board of directors, the shareholders' general meeting shall first establish, by a majority vote, the number of the other members of the board of directors to be elected, in addition to those chosen pursuant to the paragraphs of the preceding article. If the process of multiple votes has not been requested, pursuant to the law, the shareholders' general meeting shall vote through tickets previously registered with the presiding board. The tickets shall grant to the shareholders who own, individually or jointly, twenty percent or more of Embraer´s common shares the right to appoint two effective members and their respective alternates, in compliance with the limits of the main section of article 16. The presiding board may not accept the registration of any ticket in violation of the provisions of this article.

Art. 18
The board of directors shall have a chairman and a vice-president chosen by the directors who are effective members. Such choice shall be through a majority of votes at the first meeting after their investiture, or upon a member's resignation or vacancy of such an office.

Paragraph 1

The chairman of the board of directors shall:

(a) Head the board of directors' and shareholders' general meetings;

(b) Call the shareholders' general meeting and the board of directors' meetings; and

(c) Comply with and cause the compliance with the shareholders' agreements filed at the Embraer's head offices. The chairman shall forbid the casting of the votes of the members of the board of directors - who were appointed pursuant to the shareholders' agreements provisions - that are contrary to such agreements' provisions.

Paragraph 2

In the event of absence or temporary impairment of the chairman of the board of directors, the vice-chairman shall exercise his or her functions.

Paragraph 3

In the event of impairment or vacancy in the office of a member of the board of directors, his or her alternate shall take office until such impairment ceases or, in the event of a vacancy, until the first shareholders' general meeting subsequent thereto is held. This meeting shall appoint a new permanent member for the remaining term of office. In case of simultaneous or successive vacancies in the offices of a member and his or her respective alternate, the board of directors shall call a shareholder's general meeting to fulfill such offices.

Art. 19

The board of directors shall meet on a regular basis at least four times a year, and on a special basis whenever called by its chairman or by a majority of its members. The meetings of the board may be held, exceptionally, by conference call, videoconference, electronic mail or any other means of communication.

Paragraph 1

The meetings' calls shall be made at least seventy-two (72) hours prior to the meetings.

Paragraph 2

All resolutions of the board of directors shall be registered in minutes form at the proper book of the board of directors, and be signed by the members attending the meeting.

Paragraph 3

In the meetings of the board of directors the following votes are allowed and are to be cast as if the member had been present at the meeting: the vote delegated in favor of another member, the anticipated written vote, and the vote exercised by fax, electronic mail or any other means of communication.

Art. 20

In addition to the duties provided for by the law or by these by-laws, the board of directors shall have the following duties:

I. To perform the regulatory functions in connection with Embraer's activities. It may examine and resolve of any matter that is not within the exclusive authority of the shareholders' general meeting or executive board;

II. To establish the general policy for the Embraer's businesses;

III. To appoint and dismiss the Embraer's executive officers;
IV. To assign to the executive officers their respective duties, including appointing the officer for investor relations, in compliance with the provisions of these by-laws;
V. To call a shareholders' general meeting whenever it deems convenient, or in the case of article 132 of the Brazilian Corporation law (law No. 6,404/76);
VI. To inspect the management of the executive officers. It may examine at any time Embraer's books and documents, and request information on agreements entered into or about to be entered into, and any other acts;
VII. To review the quarterly results of Embraer's transactions;
VIII. To appoint and dismiss the independent auditors;
IX. To call the independent auditors to clarify issues that it deems necessary;
X. To analyze the management report and the executive board's accounts, and decide on their submission to the shareholders' general meeting;
XI. To authorize the transfer of Embraer's funds to the employees associations, welfare and recreational entities, private pension plans and foundations;
XII. To approve the annual and pluri-annual budgets, strategic plans, expansion projects and investment programs, as well as to follow up their execution;
XIII. To approve the setting up of a subsidiary and the participation of Embraer in the corporate capital of other companies, either in Brazil or abroad;
XIV. To establish the authority of the executive board for the disposal or encumbrance of permanent assets. In the cases it so establishes, it may demand the prior authorization of the board of directors as a condition for the validity of the act;
XV. To authorize Embraer to grant guarantees to third parties' obligations;
XVI. To approve the human resources policy, including criteria, rights and advantages in connection with compensation;
XVII. To authorize the setting up, transfer or closing of offices, branches, premises or other Embraer establishments;
XVIII. To establish inspections, audits or accounts review in Embraer's subsidiaries, controlled or affiliated companies, as well as in its sponsored foundations;
XIX. To previously express its opinion on any matter to be submitted to the shareholders' general meeting;
XX. To authorize the issuance of Embraer's shares pursuant to the caps authorized in article 6 of these by-laws. It may establish the conditions to issue shares, including the price and term to pay them in. It may also eliminate the preemptive right in the issuance of shares, share warrants and convertible debentures, when such shares or debentures placement is made through sales on stock exchanges or public subscription, or public offering for a takeover bid, pursuant to the provisions of the law;
XXI. To decide on the purchase by Embraer of shares issued by itself to be kept in treasury and/or to be subsequently cancelled or disposed of;
XXII. To decide on the issuance of share warrants, as provided in paragraph 3 of article 6 of these by-laws;
XXIII. To grant stock options to its managers and employees, without preemptive right to the shareholders;
XXIV. To decide on the issuance of simple debentures, which are not convertible into stock and have no *in rem* guarantee;
XXV. To authorize the issuance of any credit instruments to obtain funds, such as bonds, notes, commercial papers, and other instruments regularly used in the market place. It shall also decide on their issuance and redemption conditions;
XXVI. Under the provisions of these by-laws and of the applicable law, to decide on the

priority of its works, and to adopt or issue rules for its operation; and

XXVII. To submit to the shareholders' general meeting the subject matters provided for in article 7 of these by-laws.

Art. 21

If the shareholders' general meeting approves the Embraer's stock option - as authorized by paragraph 4 of article 6, which requires the establishment of a proper body to manage it - the board of directors shall create a committee for this purpose. The board of directors shall appoint the members of the committee pursuant to the criteria that it has established.

Art. 22

The board of directors may create committees to assist the management of Embraer. The committees shall have restricted and specific purposes and a limited term of duration which may be renewed. The committee shall be formed of individuals appointed by the board of directors.

Art. 23

The board of directors may further appoint a special committee. The committee is to be formed by no more than six (6) members who are to be chosen among the board of directors' members or alternates. The committee may, during the breaks of its general meetings, decide by express delegation on all matters under the board of directors' authority pursuant to these by-laws, *ad referendum* of the board of directors. After that, such matter shall be submitted to the board of directors at its first meeting subsequent to the special committee's resolution.

Paragraph 1

The authorization contained in this article does not cover:

(a) Any matter of exclusive legal authority of the board of directors;

(b) Proposals to be submitted to the shareholders' general meeting, including and particularly in the cases mentioned in letter (c) of article 12 of these by-laws;

(c) Authorization to perform liquidation and dissolution or financial reorganization acts, including voluntary bankruptcy and composition with creditors;

(d) Approval of agreements, new investments or acts of disposal or encumbrance of permanent assets, the value of which exceeds the amount to be determined upon the establishment of the committee;

(e) approval of financings the amount of which, per transaction, exceeds the amount to be determined upon the establishment of the committee;

(f) Authorization to set up or acquire an interest in another company;

(g) Approval of Embraer's long term strategic plans; and

(h) Appointment and dismissal of Embraer's officers.

Paragraph 2

The regulations governing the board of directors' meetings apply to the meetings of the board of directors' special committee. Regarding the matters governed only by these by-laws, the references made herein to powers or options of the board of directors are deemed to be equally made to the special committee.

Subsection III
Executive Board

Art. 24
The executive board, whose members shall be elected and dismissed at any time by the board of directors, shall be formed of one chief executive officer, one vice-president executive officer, and at least two (2) other executive officers. Their term of office shall be three (3) years, and they may be reelected.

Paragraph 1
The election of the executive board shall preferably be held on the same date as the shareholders' general meeting. And the elected executive officers may take office coincidently when their predecessors' term of office is ending.

Paragraph 2
In the event of the chief executive officer's impairment or absence, he or she shall be replaced by the vice-president executive officer, who in case of vacancy shall assume cumulatively the offices of chief executive officer until the first subsequent meeting of the board of directors is held. At that occasion, a new chief executive officer shall be appointed for the remaining term of office.

Paragraph 3
The remaining officers shall be replaced, in the event of absence or temporary impairment, by another officer to be chosen by the executive board. The executive board shall appoint, in the event of a vacancy, a temporary alternate until the board of directors appoints a permanent new officer for the remaining term of office.

Art. 25
The executive board has all the powers to perform the acts necessary to achieve the business purpose, however special they may be, including to dispose of and encumber permanent assets, waive rights, compromise and agree, complying with the applicable legal or by-laws provisions and the resolutions taken by the shareholders' general meeting and board of directors. The board of directors shall administer and manage Embraer´s business, especially:

I. To comply and cause compliance with these by-laws and the resolutions of the board of directors and shareholders´ general meeting;
II. To establish and submit to the board of directors, on an annual basis, Embraer´s activity plan and general budget, taking care of their respective executions;
III. To propose to establish and eliminate subsidiaries, branches, offices and agencies either in Brazil or abroad;
IV. To define and submit to the board of directors Embraer´s and its subsidiaries´ compensation policy;
V. To decide pursuant to the authority established by the board of directors to acquire, dispose of and/or encumber items of the permanent assets;
VI. To submit, on an annual basis, for the review of the board of directors, the management report and the executive board's accounts together with the independent auditors´ report, as well as the proposal for the investment of profits ascertained in the previous fiscal year;
VII. To create and discontinue Embraer´s operational units and appoint and dismiss from

office their respective personnel;

VIII. To define and propose to the board of directors Embraer's strategic plan and its annual revisions;

IX. To define annually the action and target plan of each executive board, submitting it, together with the performance and result achieved, to the board of directors at its general meetings; and

X. To submit, on a quarterly basis, to the board of directors the detailed economic-financial and assets provisional balance sheet of Embraer and its controlled companies.

Art. 26

In addition to coordinating the action of the executive officers and to conducting the performance of the activities related to Embraer's general planning, the chief executive officer shall:

I. call and head over the executive board meetings;

II. keep the members of the board of directors informed on Embraer's activities and the development of its operations;

III. propose, not on an exclusive basis, to the board of directors the assignment of the executive officers' functions; and

IV. carry out other duties assigned to it by the board of directors.

Art. 27

The executive officers shall assist and help the chief executive officer in the management of Embraer's businesses and carry out the activities related to the functions assigned to them by the board of directors.

Art. 28

As a general rule and except for the cases provided for in the subsequent paragraphs, Embraer agrees to be legally bound whenever represented by two (2) executive officers, or one (1) executive officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact within the limits of their respective mandates.

Paragraph 1

The acts for which these by-laws require the board of directors' prior authorization may only be performed provided such requirement is complied with.

Paragraph 2

Embraer may be represented by one executive officer or one attorney-in-fact in the following circumstances:

(a) when the act to be performed imposes a single representation, Embraer shall be represented by any executive officer or attorney-in-fact with special powers; and

(b) when Embraer is to receive or release amounts owed to Embraer, to issue and negotiate and also endorse and discount trade bills regarding its sales, as well as in the cases of correspondence which do not create an obligation for Embraer, and in performing acts in the regular course of business, including the acts performed before government agencies, mixed (state and privately held) capital companies, commercial registry, labor courts, IAPAS (Institute of Financial Administration and Social Security), FGTS (Unemployment Compensation Fund) and their collecting banks, and other acts of identical nature.

Paragraph 3
The board of directors may authorize the performance of other acts that bind Embraer by only one executive officer or one attorney-in-fact. The board of directors may further - through the adoption of criteria to limit the authority - restrict, in certain cases, Embraer's representation to only one executive officer or attorney-in-fact.

Paragraph 4
The following rules shall be complied with to appoint attorneys-in-fact: (a) All powers of attorney shall be granted by the chief executive officer or his or her alternate, together with any other executive officer; (b) When the purpose of the power of attorney is to perform acts subject to the prior authorization of the board of directors, the granting thereof shall be expressly conditioned on obtaining such authorization which shall be mentioned within its text.

Paragraph 5
Any acts performed other than in compliance with the provisions of this article shall not be effective nor binding upon Embraer.

SECTION III
AUDIT COMMITTEE

Art. 29
Embraer's audit committee is organized on a permanent basis and shall be formed by five (5) members and an equal number of alternates selected by the shareholders' general meeting among shareholders, whether or not residing in Brazil, who shall comply with the duties provided by the law.

Paragraph 1
The meetings of the audit committee shall be held, at least, on a quarterly basis.

Paragraph 2
The compensation of the members of the audit committee shall be established by the shareholders' general meeting which appointed them. The compensation is due only to the members exercising their functions during their term of office.

CHAPTER IV
PROFIT DISTRIBUTION

Art. 30
The fiscal year shall commence on January 1st and end on December 31st of each year.

Paragraph 1
At the end of each fiscal year, the executive board shall draw up, in accordance with the applicable legal principles, the following financial statements: I - balance sheet; II - statements

of changes in the net assets; III - fiscal year income statement; and IV - statement of the sources and investments of funds.

Paragraph 2
Together with the fiscal year financial statements, the board of directors shall submit to the shareholders' general meeting a proposal on the destination to be given to the net profit, complying with the provisions of these by-laws and of the law.

Paragraph 3
The board of directors may propose, and the shareholders' meeting may decide, to subtract from the fiscal year's net profit a portion of funds to form an investment and working capital reserve, based on the capital budget, which shall contain a justification for the proposed profit retention, including sources of funds and capital investments, and shall be in accordance with the following principles: (a) the formation of such reserve shall not impair the shareholders' right to receive the mandatory dividends provided for in article 31 of these by-laws; (b) its balance, together with the balance of other profit reserves, except for contingency and future revenue reserves, may not exceed the corporate capital, and is subject to a capitalization penalty or distribution in cash of whatever exceeds such capital; (c) the purpose of the reserve is to ensure investments in permanent assets or increases in the working capital, including through the repayment of Embraer's debts, regardless of profit retentions related to the capital budget, and the balance thereof may be used: (i) to absorb losses whenever necessary; (ii) to distribute dividends at any time; (iii) to call, reimburse or purchase shares authorized by the law; and (iv) to capitalize, including through new shares dividends.

Art. 31
The shareholders shall be entitled to receive in each fiscal year as dividends a percentage of the net profit, in compliance with the minimum mandatory amount of twenty-five percent (25%) of such net profit with the following adjustments:

(a) The increase of the amounts resulting from reversion, in the fiscal year, of contingency reserves that were previously formed;
(b) The decrease of the amounts allocated, in the fiscal year, to form legal and contingency reserves; and
(c) Whenever the amount of the mandatory minimum dividend exceeds the net profit obtained in the fiscal year, the management may propose, and the shareholders' general meeting may approve, to allocate the amount in excess to create a future profit reserve (article 197 of law No. 6,404/76, as amended by law No. 10,303/01).

Paragraph 1
The shareholders' meeting may grant to the managers a profit sharing participation, in compliance with the applicable legal limitations. The payment to the shareholders of the mandatory dividend referred to in this article is a requirement for the payment of the profit sharing participation. Whenever the semi-annual balance sheets are drawn up, and based on these interim dividends are paid in an amount at least equal to twenty-five (25%) of the net profit of the period – which dividend is calculated pursuant to this article – a participation in the semi-annual profit may be paid by resolution of the board of directors to the managers *ad referendum* of the shareholders' general meeting.

Paragraph 2
The shareholders' meeting may attribute to the employees a profit or results sharing participation, pursuant to the plan it approves, and in compliance with the applicable law.

Paragraph 3
The shareholders' meeting may decide at any time to distribute dividends on account of the pre-existing reserves, or reserves of accrued profits from previous fiscal years that were kept as such by the resolution of the shareholders' meeting, after the mandatory dividend is paid to the shareholders in each fiscal year, as referred to in this article.

Paragraph 4
Embraer may draw up semi-annual or interim balance sheets. The board of directors may decide to distribute dividends on the account of the profit ascertained in said balance sheets. The board of directors may further declare interim dividends on the account of profits previously accumulated, by the resolution of the shareholders' meeting, in those balance sheets or in the last annual balance sheet.

Paragraph 5
The shareholders' general meeting may decide to capitalize the reserves ascertained in semi-annual or interim balance sheets.

Paragraph 6
The due dividends that are not claimed by anyone within three years are caught by the statute of limitations in favor of Embraer.

Paragraph 7
The board of directors may pay or credit interest on its own capital *ad referendum* of the shareholders' general meeting which assesses the financial statements related to the fiscal year in which such interest is paid or credited.

CHAPTER V
LIQUIDATION OF EMBRAER

Art. 32
Embraer shall be liquidated in the cases provided by the law. The shareholders' general meeting shall appoint the liquidator or liquidators, as well as the audit committee which shall operate during this period, in compliance with the legal formalities.

CHAPTER VI
FINAL PROVISIONS

Art. 33
The Company shall comply with the shareholders′ agreements filed at the head offices. The presiding members of the shareholders' general meeting or board of directors are expressly forbidden to take into consideration the vote of any shareholder that has entered into a shareholders agreement that was duly filed at the head offices, which vote was not performed in compliance with what has been agreed in said agreement. The Company is also expressly

forbidden to accept and carry out the transfer of shares and/or encumbrance and/or assignment of preemptive rights to the subscription of shares and/or other securities that does not comply with what has been provided for and regulated in the shareholders´ agreement.

Sole Paragraph

The non-attendance of the shareholders' general meeting or of the meetings of the management bodies, as well as the abstention from voting by a shareholder who entered into the shareholders' agreement or by members of the board of directors designated in accordance with the provisions of the shareholders' agreement duly filed at the head offices, entitles the harmed party to vote with the shares held by the absent or non-acting shareholder, or the member of the board of directors appointed with the votes of the harmed shareholder to vote in lieu of the absent or non-acting member.

Art. 34

Embraer is forbidden to grant loans or guarantees of any kind or type to third parties for business that fall outside its corporate purpose.

EXHIBIT 3

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S/A
RESULTS FOR THE FIRST QUARTER OF 2002 IN US GAAP

The company's operational and financial information is based, except where otherwise indicated, on consolidated figures in United States dollars (US$) in accordance with US GAAP. For easier understanding of the Company's operating performance, we are also presenting at the end of this release certain information in accordance with the Brazilian Corporation Law Accounting Method ("Brazilian GAAP").

São José dos Campos, May 29, 2002 – Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ), the fourth largest commercial aircraft manufacturer and largest Brazilian exporter, ended the 1st quarter of 2002 with net sales of US$ 557.3 million, a gross margin of 39.9%, income before taxes and non-operating expenses (EBT) of US$ 97.3 million and net income of US$ 67.7 million, equivalent to diluted earnings per ADS of US$ 0.38.

Income Statement

Embraer's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP.

In previous years, Embraer presented consolidated financial information using price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council, which differs in certain significant respects from generally accepted accounting principles in the United States (US GAAP). Net income as well as shareholders' equity under Brazilian GAAP was reconciled to US GAAP to show the differences, other than the effects of inflation accounting.

Starting January 1, 2001 Embraer presented its consolidated financial information prepared in accordance with US GAAP in US dollars, since the Company's functional currency is the U.S. dollar, with its principal transactions (sales, purchase, loans, etc.) denominated primarily in US dollars. For consistent presentation, all of the consolidated financial information contained in this release has been restated in accordance with US GAAP and in US Dollars.

Below we present a comparative analysis of the principal indicators of Embraer's consolidated statement of income for 1st Quarter of 2001 (1Q01) and 1st Quarter of 2002 (1Q02).

Income Statement	Three months ended March 31, 2001	2002
In US$ million, except earnings per ADS and %		
Net sales	743.3	557.3
Gross profit	**280.0**	**222.3**
Gross margin (%)	*37.7%*	*39.9%*
Operating expenses	(76.3)	(78.0)
Research and development	(23.0)	(41.2)
Employee Profit sharing	(4.0)	(6.5)
Operating Income	**176.7**	**96.6**
Operating Margin (%)	*23.8%*	*17.3%*
Depreciation and amortization	9.7	11.9
EBITDA	**186.4**	**108.5**
EBITDA margin (%)	*25.1%*	*19.5%*
Financial income (expenses), net	22.3	3.2
Monetary & exchange variations, net	2.9	(1.2)
Transaction gain/loss	(65.4)	(1.3)
Nonoperating income (expenses), net	(2.2)	0.1
Income before taxes	**134.3**	**97.4**
Provision for income tax	(48.3)	(29.4)
Minority interest	-	(0.3)
Accounting practice change – FASB 133	5.4	-
Net Income	**91.4**	**67.7**
Net margin (%)	*12.3%*	*12.2%*
Earnings per ADS - Basic	0.7012	0.4292
Earnings per ADS - Diluted	0.5962	0.3764

Net Sales, Cost of Products Sold and Gross Margin

The net sales for 1Q02 totaled US$ 557.3 million, or 25.0% lower than the 1Q01 net sales of US$ 743.3 million. The decrease in Embraer's net sales during the period is a consequence of the reduction in aircraft deliveries to the regional market since September 2001.

30 aircraft of the ERJ 135/140/145 family were delivered in 1Q02, or 28.6% less aircraft than were delivered in the equivalent period of 2001. From January through March of 2002, 29 jets were delivered for the regional market, 18 ERJ 145, 10 ERJ 140 and one ERJ 135. In addition to the deliveries for the regional market, one jet was delivered to the defense market, to be used for the transport of authorities. In 1Q01, 42 jets of the ERJ 135/140/145 family were delivered.

Net Sales by segment	Three months ended March 31 2001		2002	
	US$	%	US$	%
Commercial Aviation	675.4	90.8%	490.1	88.0%
Defense Aviation	17.7	2.4%	33.5	6.0%
Customer Services & Others	*50.2*	6.8%	*33.7*	6.0%
Total	**743.3**	**100.0%**	**557.3**	**100.0%**

The cost of products sold (COGS) was US$ 335.0 million in 1Q02, or 27.7% below the US$ 463.2 million recorded in the 1Q01. As a result the gross margin was 39.9% in 1Q02, compared to 37.7% recorded in 1Q01. The 2.2 percentage point increase in gross margin over the period was a result of the revision of certain accounting classification for expenses that up to 2001 were classified as cost of products sold, and as from 2002 were classified as administrative expenses. This accounting change represented a decrease in COGS of US$ 7.9 million, equivalent to 2.4% of COGS, causing a positive impact on gross margin of 1.4 percentage points (see "administrative and selling expenses").

Administrative and Selling Expenses

Administrative and selling expenses increased by 2.6% in the 1Q02 as compared to the 1Q01, from US$ 73.7 million in 1Q01 to US$ 75.6 million in the quarter ended March 31, 2002.

Selling expenses decreased 10.9% from US$ 55.0 million in 1Q01 to US$ 49.0 million in 1Q02. The reduction in selling expenses is a consequence of the reduction in aircraft deliveries since September 2001, as theses expenses also include the presales and after-sales support for the ERJ 135/140/145 regional jet family.

Administrative expenses in 1Q02 totaled US$ 26.6 million, 42.2% higher than the US$ 18.7 million in the 1Q01. In order to improve its accounting procedures and tax efficiency, as from 2002 Embraer revised the classification of certain expenses that up to 2001 were classified as costs of goods sold, and as from 2002 were classified as administrative expenses. This revision in the 1Q02 represented an additional charge to administrative expenses of US$ 7.9 million, referring mostly to expenses related to the information technology structure and other miscellaneous supports. If the Company had not made this revision, administrative expenses in 1Q02 would have totaled US$ 18.7 million, equal to the figure for 1Q01.

Research and Development (R&D)

In 1Q02, US$ 41.2 million was invested in research and development of new products and in the maintenance and improvement of existing products, compared with US$ 23.0 million invested in 1Q01.

During the first quarter of 2002, Embraer invested US$ 35.5 million in the development of regional and corporate aviation programs, principally the development of the new EMBRAER 170/190 *jet family, and a further US$ 5.7 million related to research and* development that does not apply to any specific project.

The increase in these expenses over the period was principally due to progress in the development of the EMBRAER 170, which made its maiden flight on February 19. The 2nd unit of the pre-production series flew on April 9. The two aircraft jointly have currently recorded more than 100 hours of flight-testing, with excellent results.

Other Net Operating Revenues (Expenses)

During the 1Q02 Embraer recorded US$ 2.4 million in other net operating expenses, compared with net expenses of US$ 2.6 million for the equivalent period of the prior year.

During 1Q02 Embraer recognized expenses of US$ 0.9 million related with pre operating expenses for the e-market place - AEROChain®, US$ 0.9 million related with structuring costs of operations at Gavião Peixoto and US$ 1.4 million in reserves for contingencies related to education allowance charges. These expenses were partially offset by an income of US$ 1.8 million related with the receipt of contractual penalties.

Profit-Sharing

The Variable Remuneration - Profit-sharing Program for employees is linked to achieving specific objectives, the distribution of dividends to Embraer's shareholders and net income recorded in accordance with Brazilian Corporate Law Method of Accounting (Brazilian GAAP).

The US$ 6.5 million accrued in the 1Q02 was based on the distribution of interest on shareholders' equity during this period, subject to the above-mentioned criteria.

Income from Operations

For the 1Q02 operating income, which includes the provision for employee profit-sharing and equity in unconsolidated subsidiaries, was US$ 96.6 million, lower than the operating income for the equivalent period of 2001 of US$ 176.7 million. As a result Embraer achieved operating margins of 17.3% and 23.8% respectively.

EBITDA

In 1Q02, EBITDA - Earnings before interest, taxes, depreciation and amortization were US$ 108.5 million, corresponding to a 19.5% margin on net revenue, compared with US$ 186.4 million in 1Q01, and an EBITDA margin of 25.1%. The EBITDA margin for 1Q02 was strongly influenced by the increase in research and development expenses in the quarter, representing 7.4% of total revenue in 1Q02, compared with 3.1% in 1Q01.

Net Financial Revenue and Exchange Variations

In 1Q02, Embraer obtained net financial income excluding monetary and exchange variations of US$ 3.2 million, lower than the US$ 22.3 million income in 1Q01, as result of reduced cash flow and short-term cash investments as from September 2001 (see "Financial Management").

Net monetary and exchange variations fell from a revenue of US$ 2.9 million in 1Q01 to an expense of US$ 1.2 million in the same quarter of 2002. This result is due to the 10.5% devaluation of the real against the dollar in 1Q01, while the real remained practically stable during the quarter ended March 31, 2002.

Transaction Gain (Loss)

Although Embraer uses the dollar as a functional currency in US GAAP, the variations in this account refer mainly to assets and liabilities denominated in local currency, the *Real*, and other currencies that are adjusted to the dollar at the end of each period. As result an expense of US$ 65.4 million was recognized in 1Q01 compared to an expense of US$ 1.3 million in 1Q02. This result is due to the 10.5% devaluation of the real against the dollar in 1Q01, while during the quarter ended March 31, 2002 the real remained practically stable.

Non-operating Revenue (Expense)

In 1Q01, Embraer's net non-operating expenses were US$ 2.2 million, related with the reserve for losses on tax incentives (FINAM), whilst in 1Q02 the Company returned a revenue of US$ 0.1 million.

Income Tax

Income tax and social contribution are calculated based on the results in accordance with Brazilian corporate law method of accounting (Brazilian GAAP), adjusted to comply with US GAAP.

Therefore in 1Q02, Embraer recorded a total of US$ 29.4 million for income tax and social contribution, which represents an effective rate according to US GAAP of 30.2%. US$ 48.3 million was recorded in 1Q01, representing an effective rate of 35.9%.

Net Income

Finally Embraer's net income in 1Q02 was US$ 67.7 million (equivalent to US$ 0.38 per diluted ADS), compared with an income of US$ 91.4 million (equivalent to US$ 0.60 per diluted ADS) in 1Q01. The net margin in 1Q02 was 12.2%, practically stable compared with the 12.3% margin obtained in 1Q01.

Financial Management

As of March 31, 2002 the Embraer cash position totaled US$ 633.1 million. On the same date indebtedness totaled US$ 594.9 of which US$ 555.4 million, equivalent to 93.4% were denominated in foreign currency and US$ 229.2 million corresponding to long-term debt. At 1Q02 the Company had a net cash position of US$ 38.2 million.

Balance Sheet and other data	As of December 31 2001	As of March 31 2002
	In US$ million	
Cash and cash equivalents	749.3	633.1
Accounts receivables	646.6	738.2
Collateralized accounts receivable	322.3	318.9
Total assets	3,596.2	3,545.6
Bank debt	772.0	594.9
Non recourse debt	322.3	318.9
Total liabilities	3,596.2	3,545.6
Net cash (debt)	(22.7)	38.2
Shareholders' equity	1,012.0	1,006.5

The increase in the net cash position between December 31 and the end of 1Q02 is principally due to contributions made by the risk-haring partners of the EMBRAER 170/190 program for the development of this new jet family. Over the period US$ 83.8 million was received, posted under the company's accounts payable. These contributions prove the achievements of the program development as well as the commitment of these industrial partners.

Another factor that contributed to the increase in Embraer's net cash position was the reduction in inventories. The reprogramming of aircraft deliveries as from September 2001 increased the inventories. However negotiations with suppliers, given the flexibility and spirit of partnership of the existing contracts, allowed inventories to be consumed as from the 1st quarter of this year. Therefore on December 31, 2001, inventories totaled US$ 1,037.8 million, decreasing to US$ 1,001.3 million by March 31, 2002, corresponding to a US$ 36.5 million reduction over the period.

Since September 2001, Embraer supported some aircraft deliveries to certain clients that were concluding their financing agreements. Of total accounts receivable on March 31, 2002, US$ 633.7 million is related to these deliveries. The restructuring process has now been concluded and the Company started settling accounts receivable as from May 21, 2002.

Non-Recourse Debt & Collateralized Accounts Receivable

Some of Embraer's sales transactions are structured financings through which an Special Purpose Entity (SPE) purchases aircraft from Embraer, pays Embraer the full purchase price on delivery and then leases the related aircraft to the ultimate customer. The SPE is formed by a third party financial institution to facilitate their financing of an aircraft purchase and the credit risk and the management responsibility associated with the SPE remain with such financial institution. Under U.S. GAAP, sales transactions made through a SPE must be consolidated if the equity contribution of independent third parties is less than 3% of the fair value of the SPE's assets, as discussed in EITF 90-15. Some of the SPEs through which Embaer sells aircraft were formed without any equity contribution and, therefore, must be consolidated. Under Brazilian GAAP, since Embraer does not guarantee these transactions nor finance its customers, these SPEs are not consolidated in the company's financial statements.

The effect of consolidating these SPE's resulted in an additional amount of non recourse debt in December 31, 2001 and March 31, 2002 of US$322.3 million and US$318.9 million, respectively, and an additional amount of collateralized accounts receivable in the same amounts. These financing transactions do not affect the income statement and cash flow data since the lease payments and the loans reflect the same contractual rates of interest. The non-recourse debt is collateralized in favor of the financial institution by accounts receivable and by the financed aircraft. The consolidation of these transactions has no affect the company's consolidated income statement and cash flow data.

Investments in Productivity

Productivity and Improvements in Industrial Capacity

US$ 21.3 million was invested during 1Q02 in improving the Company's industrial capacity, including improvements and modernization of industrial and engineering processes, machinery and equipment.

Supplementary Information according to Corporate Law (Brazilian GAAP)

On May 13, 2002, Embraer disclosed the 1Q02 results in accordance with corporate law method of accounting (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating the distribution of dividends, income tax and social contribution. We present below selected consolidated results in accordance with corporate law and in *Reais* (R$).

Net revenues in 1Q02 totaled R$ 1,328.3 million and gross profit returned was R$ 502.4 million, with a gross margin of 37.8%. The operating profit for the period (including employee profit-sharing) totaled R$ 265.0 million, with an operating margin of 20.0%. EBITDA for the period was R$ 302.0 million and the EBITDA margin 22.7%. Pre-tax income was R$ 247.8 million (18.7% of net revenues). Income tax and social charges totaled R$ 70.1 million, representing an effective rate of 28.2%. Net income for the period totaled R$ 176.4 million (13.3% of net revenues).

####

For additional information please contact:
Embraer - Empresa Brasileira de Aeronáutica S/A

Anna Cecilia Bettencourt
(12) 3927 1106
acecilia@embraer.com.br

Milene Petrelluzzi
(12) 3927 3054
milene.petrelluzzi@embraer.com.br

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS – US GAAP

Expressed in thousands US Dollars

ASSETS

	As of December 31 2001	As of March 31 2002
CURRENT ASSETS		
Cash and cash equivalents	749,301	633,127
Trade accounts receivables	596,801	706,498
Inventories	1,037,795	1,001,332
Other	189,849	178,863
Total current assets	2,573,746	2,519,820
NONCURRENT ASSETS		
Trade accounts receivables	49,756	31,655
Collateralized accounts receivables	322,348	318,865
Other	264,619	265,631
Total noncurrent assets	636,723	616,151
INVESTMENTS	4,361	4,448
PROPERTY, PLANT AND EQUIPMENT	381,418	405,144
Total assets	3,596,248	3,545,563

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS – US GAAP

Expressed in thousands US Dollars

LIABILITIES AND SHAREHOLDERS' EQUITY

	As of December 31 2001	As of March 31 2002
CURRENT LIABILITIES		
Loans	526,626	365,737
Suppliers	265,593	272,145
Customers' advances	385,265	373,568
Other	504,425	571,640
Total current liabilities	**1,681,909**	**1,583,090**
LONG TERM LIABILITIES		
Loans	245,421	229,204
Non recourse debt	322,348	318,865
Customers' advances	106,594	97,994
Other	219,802	301,551
Total long term liabilities	**894,165**	**947,614**
MINORITY INTEREST	8,170	8,345
SHAREHOLDERS' EQUITY	1,012,004	1,006,514
Total liabilities and shareholders' equity	**3,596,248**	**3,545,563**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED INCOME STATEMENT – US GAAP

Expressed in thousands US Dollars

	Three months ended March 31, 2001	Three months ended March 31, 2002
NET SALES	**743,276**	**557,326**
Cost of Sales	(463,244)	(335,045)
GROSS PROFIT	**280,032**	**222,281**
OPERATING EXPENSES		
Administrative	(18,744)	(26,635)
Selling	(54,998)	(49,004)
Research & development	(22,999)	(41,229)
Other expenses, net	(2,564)	(2,383)
Equity in unconsolidated subsidiary	-	87
Employee profit sharing	(4,019)	(6,489)
INCOME FROM OPERATIONS	**176,708**	**96,628**
Financial income (expenses), net	22,305	3,228
INCOME FROM OPERATIONS AFTER FINANCIAL INCOME (EXPENSES)	**199,013**	**99,856**
Monetary and exchange variations, net	2,894	(1,192)
Transaction gain/loss	(65,421)	(1,310)
Nonoperating income (expenses), net	(2,230)	106
INCOME BEFORE TAXES ON INCOME	**134,256**	**97,460**
PROVISION FOR INCOME TAX	(48,297)	(29,388)
INCOME AFTER TAXES ON INCOME	**85,959**	**68,072**
MINORITY INTEREST	3	(374)
ACCOUNTING PRACTICE CHANGE-FASB 133	5,440	-
NET INCOME	**91,402**	**67,698**
Total common shares - basic	242,544,448	242,544,448
Total preferred shares - basic	300,865,427	410,197,707
EARNINGS PER ADS - BASIC IN US$	**0.7012**	**0.4292**
Total common shares - diluted	242,544,448	242,544,448
Total preferred shares - diluted	392,703,427	499,047,929
EARNINGS PER ADS - DILUTED IN US$	**0.5962**	**0.3764**

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED CASH FLOW – US GAAP

Expressed in thousands US Dollars

	Three months ended March 31,	
	2001	2002
OPERATING ACTIVITIES		
Net Income	91,402	67,698
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	9,708	11,872
Provision for doubtful accounts	(2,069)	(57)
Loss (Gain) on permanent asset disposals	(13)	179
Write-off of deferred charges	(2)	-
Provision for losses	4	13
Deferred income and social contribution taxes	12,045	(1,076)
Interest on loans, tax installments, and debentures	7,266	9,458
Provision for (Reversal of) contingencies	(23)	(2)
Monetary and exchange variations, net	72,433	(450)
Equity in unconsolidated subsidiary	-	(87)
Minority interest	(3)	374
Cumulative translation adjustments	(2,487)	(4,793)
Net cash provided by operating activities	188,261	83,129
CHANGES IN CURRENT ASSETS AND LIABILITIES		
Accounts receivables	(59,082)	(109,640)
Inventories	(120,299)	36,463
Prepaid expenses	(756)	5,684
Recoverable taxes	(4,077)	(1,523)
Other receivables	(1,722)	3,947
Suppliers	171,426	6,552
Accrued taxes on income	(5,261)	(27,426)
Accrued liabilities	(8,601)	12,407
Customer advances	6,771	(11,698)
Other	7,295	39,769
Changes in current assets and liabilities	(14,306)	(45,465)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED CASH FLOW – US GAAP

Expressed in thousands US Dollars

	Three months ended March 31, 2001	Three months ended March 31, 2002
CHANGES IN NONCURRENT ASSETS AND LIABILITIES		
Accounts receivables	2,664	21,583
Recoverable taxes	2,068	1,108
Other receivables	4,684	(7,946)
Accounts payable	415	(1,892)
Prepaid expenses	-	(151)
Customer Advances	340	(8,600)
Deferred income	1	-
Accrued liabilities	(1,339)	(247)
Taxes payable	(592)	(486)
Minority interest	(165)	(201)
Changes in noncurrent assets and liabilities	**8,076**	**3,168**
Net cash provided by operating activities	**182,031**	**40,832**
INVESTING ACTIVITIES		
Sale of property, plant and equipment	38	1
Compulsory loans	(2,361)	2,567
Additions to property, plant and equipment	(29,154)	(35,817)
Net cash used in investing activities	**(31,477)**	**(33,249)**
FINANCING ACTIVITIES		
Loans repaid	(435,638)	(303,347)
New loans obtained	396,513	124,062
Payment of refinanced taxes	(775)	(1,517)
Guarantee deposits	(3,094)	2,158
Dividends paid	(21,756)	(1)
Interest on capital	(19,154)	(24,469)
Grants from risk sharing suppliers	4,091	83,830
Net cash provided by (used in) financing activities	**(79,813)**	**(119,284)**
Net increase (decrease) in cash and cash equivalents	**70,741**	**(111,701)**
Cash and cash equivalents, beginning of the period	1,189,231	749,301
Transaction gain or loss on cash and cash equivalents	(90,465)	(4,473)
Cash and cash equivalents, end of the period	**1,169,507**	**633,127**

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S/A ANUNCIA OS RESULTADOS DO 1°. TRIMESTRE DE 2002 EM US GAAP

As informações operacionais e financeiras da empresa, exceto onde de outra forma indicado, são apresentadas com base em números consolidados, em Dólares Norte Americanos (US$) e de acordo com os princípios de contabilidade geralmente aceitos nos Estados Unidos ("US Gaap"). Para melhor entendimento da performance operacional da Empresa, ao final estão apresentadas algumas informações em Legislação Societária ("Brazilian Gaap").

São José dos Campos, 28 de maio de 2002 – A Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ) 4ª maior fabricante de aeronaves comerciais e maior exportadora brasileira, encerrou o 1°. trimestre de 2002 (1T02) com uma receita líquida de US$ 557,3 milhões, margem bruta de 39,9%, um lucro antes de impostos e despesas não operacionais (EBT) de US$ 97,3 milhões e lucro líquido de US$ 67,7 milhões equivalente a um lucro por ADS diluído de US$ 0,38.

Demonstração de Resultados

As demonstrações contábeis consolidadas da Embraer – Empresa Brasileira de Aeronáutica S.A. foram preparadas e divulgadas de acordo com os princípios contábeis geralmente aceitos nos Estados Unidos da América, ou US GAAP.

Para os anos anteriores a 31 de dezembro de 2001, nós apresentamos as informações consolidadas da Companhia utilizando a metodologia da correção monetária integral requerida pelo Conselho Federal de Contabilidade, as quais diferem em alguns aspectos relevantes dos princípios contábeis geralmente aceitos nos Estados Unidos da América. O lucro líquido e o patrimônio líquido da Companhia de acordo com os princípios contábeis geralmente aceitos no Brasil foram reconciliados para os princípios contábeis geralmente aceitos nos Estados Unidos da América para apresentar as diferenças existentes, exceto os efeitos contábeis inflacionários.

A partir de 1°. de janeiro de 2001 mudamos nossas práticas contábeis para os princípios contábeis geralmente aceitos nos Estados Unidos da América, com o objetivo de divulgar melhores informações aos investidores; considerando que a moeda funcional da Companhia é o dólar norte americano devido às principais transações (Vendas, Compras, Empréstimos, etc.) serem indexadas ao dólar norte americano. Para consistência das apresentações, as informações consolidadas apresentadas a seguir foram reprocessadas para refletir a mudança para os princípios contábeis geralmente aceitos nos Estados Unidos da América ("US GAAP").

A seguir apresentamos uma análise comparativa, dos principais indicadores da demonstração de resultados consolidados da Embraer, referentes ao encerramento do 1°. Trimestre de 2001 (1T01) e 1°. Trimestre de 2002 (1T02).

Dados da Demonstração de Resultados	**1o. Trimestre de 2001**	**2002**
Em US$ Milhões, exceto Lucro por ADS e %		
Receita líquida	743,3	557,3
Lucro bruto	**280,0**	**222,3**
Margem Bruta (%)	*37,7%*	*39,9%*
Despesas operacionais	(76,3)	(78,0)
Pesquisa e Desenvolvimento	(23,0)	(41,2)
Participação nos lucros	(4,0)	(6,5)
Lucro operacional	**176,7**	**96,6**
Margem operacional (%)	*23,8%*	*17,3%*
Depreciação e amortização	9,7	11,9
EBITDA	**186,4**	**108,5**
Margem EBITDA (%)	*25,1%*	*19,5%*
Receitas (Despesas) financeiras líquidas	22,3	3,2
Variações monetárias e cambiais líquidas	2,9	(1,2)
Ganho ou perda de transações	(65,4)	(1,3)
Outras receitas (despesas) não operacionais	(2,2)	0,1
Lucro antes dos Impostos	**134,3**	**97,4**
Imposto de renda e contribuição social	(48,3)	(29,4)
Participação dos minoritários	-	(0,3)
Mudanças de práticas contábeis FASB 133	5,4	-
Lucro Líquido	**91,4**	**67,7**
Margem líquida (%)	*12,3%*	*12,2%*
Lucro por ADS Básico	0,7012	0,4292
Lucro por ADS Diluído	0,5962	0,3764

Receita Líquida, Custo dos Produtos Vendidos e Margem Bruta

A receita líquida do 1T02, de US$ 557,3 milhões, foi 25,0% menor que a apresentada no 1T01, de US$ 743,3 milhões. A queda da receita líquida da Embraer ocorrida no período é reflexo da redução da cadência de entregas de aeronaves para o mercado regional, ocorrida a partir de setembro de 2001.

No 1T02 foram entregues 30 aeronaves da família ERJ 135/140/145, ou seja, 28,6% menos aeronaves entregues em igual período de 2001. De janeiro a março de 2002 foram entregues 29 jatos para o mercado regional, dos quais 18 ERJ 145, 10 ERJ 140 e um ERJ 135. Além das entregas para o mercado regional, foi entregue um jato para o transporte de autoridades para o mercado de defesa. Entretanto, no 1T01 foram entregues 42 jatos da família ERJ 135/140/145.

Além da entregas de jatos, a composição da receita líquida consolida as vendas de peças de reposição e serviços e vendas ao mercado de defesa. No 1T02, o segmento de aviação comercial representou 88,0%, a aviação de defesa 6,0% e serviços ao cliente 6,0% do total da receita líquida.

Receita Líquida por Segmento	1o. Trimestre			
	2001		2002	
	US$	%	US$	%
Aviação Comercial	675,4	90,8%	490,1	88,0%
Aviação de Defesa	17,7	2,4%	33,5	6,0%
Serviços aos Clientes e Outros	*50,2*	6,8%	*33,7*	6,0%
Total	**743,3**	**100,0%**	**557,3**	**100%**

O custo dos produtos vendidos (CPV) atingiu US$ 335,0 milhões no 1T02, ou 27,7% abaixo dos US$ 463,2 milhões registrado no 1T01. Assim, a margem bruta atingiu 39,9% no 1T02, comparada a de 37,7% registrada no 1T01. O aumento da margem bruta no período, de 2,2 pontos percentuais, foi em função, da revisão da classificação contábil de despesas que, até 2001 eram classificadas como custo dos produtos vendidos (CPV) e, a partir de 2002 passaram a ser classificadas como despesas administrativas. Esta revisão contábil representou US$ 7,9 milhões, equivalente a 2,4% do CPV e, impactando positivamente a margem bruta em 1,4 pontos percentuais (ver *"despesas administrativas e comerciais"*).

Despesas Administrativas e Comerciais

No período comparado, as despesas administrativas e comerciais apresentaram um crescimento de 2,6%, passaram de US$ 73,7 milhões no 1T01 para US$ 75,6 milhões no trimestre encerrado em 31 de março de 2002.

No período as despesas comerciais apresentaram uma queda de 10,9% passando de US$ 55,0 milhões no 1T01 para US$ 49,0 milhões no 1T02. A redução das despesas comerciais no período é um reflexo da diminuição da cadência de entregas de aeronaves ocorrida a partir de setembro de 2001 uma vez que estas despesas incluem também os gastos relativos ao suporte pré e pós-venda referentes à família de jatos regionais ERJ 135/140/145.

As despesas administrativas no 1T02 totalizaram US$ 26,6 milhões ou 42,2% maiores que os US$ 18,7 milhões do 1T01. Visando uma melhoria nos seus processos contábeis e eficiência tributária, a Embraer revisou a classificação contábil de algumas despesas que, até 2001 eram classificadas como custo dos produtos vendidos (CPV) e, a partir de 2002 passaram a ser classificadas como despesas administrativas. Esta revisão, no 1T02, representou US$ 7,9 milhões adicionais e, referem-se a despesas relacionadas a tecnologia da informação e apoios diversos. Caso a Empresa não realizasse esta revisão, as despesas administrativas no 1T02 totalizariam US$ 18,7 milhões iguais ao total obtido no 1T01.

Pesquisa e Desenvolvimento (P&D)

No 1T02 foram investidos US$ 41,2 milhões em pesquisa e desenvolvimento de novos produtos e, na manutenção e melhoria dos produtos atuais, comparado aos US$ 23,0 milhões investidos no 1T01.

Nos primeiros três meses de 2002 a Embraer investiu US$ 35,5 milhões no desenvolvimento de programas para a aviação regional e corporativa, principalmente no desenvolvimento da nova família de jatos EMBRAER 170/190 e outros US$ 5,7 milhões relacionados a pesquisa e desenvolvimento não aplicados a projetos específicos.

O aumento destas despesas no período deve-se principalmente ao avanço no desenvolvimento do EMBRAER 170, que voou pela vez em 19 de fevereiro, sendo que o 2°. pré série voou em 9 de abril passado. Hoje as duas aeronaves totalizam mais de 100 horas de vôos de testes que prosseguem com vigor e ótimos resultados.

Outras Receitas (Despesas) Operacionais Líquidas

Ao final do 1T02 a Embraer registrou US$ 2,4 milhões como outras despesas operacionais líquidas, comparado a despesas líquidas de US$ 2,6 milhões em igual período do ano anterior.

Ao longo do 1T02 a Embraer reconheceu despesas no valor de US$ 0,9 milhões relacionadas as despesas pré operacionais do *e-market place* - AEROChain®, US$ 0,9 milhões relativos aos custos de estruturação das operações de Gavião Peixoto e US$ 1,4 milhões relativas à constituição de provisão para encargos sobre salário educação. Estas despesas foram parcialmente compensadas por receitas de US$ 1,8 milhões relacionadas ao recebimento de multas contratuais.

Participação nos Lucros e Resultados

O Programa de Remuneração Variável - Participação dos empregados nos lucros e resultados está vinculada ao plano de ação e alcance de objetivos específicos, além da distribuição de dividendos aos acionistas da Embraer e, a obtenção de lucro apurado pela Legislação Societária (Brazilian Gaap). A provisão de US$6,5 milhões realizada no 1T02 foi baseada na distribuição de juros sobre capital próprio ocorrida no período e será sujeita aos critérios acima referidos.

Lucro Operacional

No 1T02 o lucro operacional, antes das receitas e despesas financeiras e incluindo-se a provisão de participação dos empregados nos lucros e resultados e a equivalência patrimonial foi de US$ 96,6 milhões, menor que o lucro operacional apurado em igual período de 2001, de US$ 176,7 milhões. Assim, a Embraer alcançou margem operacional de 17,3% e 23,8% respectivamente.

EBITDA

O EBITDA - *Earnings before interest, taxes, depreciation and amortization,* no 1T02 alcançou US$ 108,5 milhões, apresentando uma margem de 19,5% sobre a receita líquida comparado aos US$ 186,4 milhões do 1T01 e à margem EBITDA de 25,1%. A margem EBITDA do 1T02 foi fortemente influenciada pelo aumento das despesas em *pesquisa e desenvolvimento que no trimestre representaram 7,4% do total da receita* comparado a 3,1% no 1T01.

Receita Financeira Líquida e Variações Cambiais

No 1T02 a Embraer obteve receita financeira líquida, excluindo-se as variações monetárias e cambiais, de US$ 3,2 milhões, que foram menores que a receita de US$ 22,3 milhões obtida no 1T01, em função da diminuição das disponibilidades em caixa e aplicações financeiras ocorrida a partir de setembro de 2001 (ver "Gestão Financeira").

As variações monetárias e cambiais líquidas passaram de uma receita de US$ 2,9 milhões no 1T01 para uma despesa de US$ 1,2 milhões em igual período de 2002. Esse resultado deve-se à desvalorização do real frente ao dólar em 10,5% ocorrida no 1T01, enquanto o real manteve-se praticamente estável ao longo do trimestre encerrado em 31 de março de 2002.

Ganho (Perda) na Conversão

Embora a Embraer utilize no US Gaap o Dólar como moeda funcional, as variações ocorridas nesta conta referem-se a ativos e passivos atrelados principalmente a moeda local, o Real, bem como a outras moedas, que devem ser ajustadas ao Dólar do final de cada período. Assim, no 1T01 foi reconhecida uma despesa de US$ 65,4 milhões comprada a uma despesa de US$ 1,3 milhões no 1T02. Esta diferença deve-se principalmente a desvalorização do real frente ao dólar de 10,5% ocorrida no 1T01, enquanto o real manteve-se praticamente estável ao longo do 1T02.

Receitas (Despesas) não Operacionais

No 1T01 a Embraer obteve uma despesa não operacional líquida de US$ 2,2 milhões, relativos a provisão para perdas relacionadas a incentivos fiscais (FINAM) enquanto no 1T02 a Empresa obteve uma receita de US$ 0,1 milhões.

Imposto de Renda

O imposto de renda e a contribuição social são apurados com base nos resultados da legislação societária (Brazilian Gaap) e, ajustados de acordo com os princípios do US GAAP.

Assim a Embraer registrou no 1T02 um total de US$ 29,4 milhões de provisão de imposto de renda e contribuição social o que representou uma taxa efetiva pelo US GAAP de 30,2%. No 1T01 foram provisionados US$ 48,3 milhões, representando uma taxa efetiva de 35,9%.

Lucro Líquido

Por fim, o lucro líquido da Embraer no 1T02, de US$ 67,7 milhões (equivalente a US$ 0,38 por ADS diluído) comparado ao lucro de US$ 91,4 milhões (equivalente a US$ 0,60 por ADS diluído) do 1T01. A margem líquida no 1T02 foi de 12,2% e praticamente estável se comparada a margem de 12,3% obtida no 1T01.

Gestão Financeira

Em 31 de março de 2002 a posição de caixa da Embraer totalizava US$633,1 milhões. Na mesma data o endividamento bancário total era de US$ 594,9 sendo US$ 555,4 milhões, equivalentes a 93,4% do total do endividamento, indexados em moeda estrangeira e US$ 229,2 milhões relacionados a endividamento de longo prazo. Ao final do 1T02 a Empresa apresentava um caixa líquido de US$ 38,2 milhões.

Dados Balanço e Outras Informações	31 de dezembro 2001	31 de março 2002
	Em US$ milhões	
Caixa e aplicações financeiras	749,3	633,1
Contas a receber	646,6	738,2
Contas à receber vinculadas	322,3	318,9
Total ativo	3.596,2	3.545,6
Endividamento bancário	772,0	594,9
Dívidas sem direito de regresso	322,3	318,9
Total passivo	3.596,2	3.545,6
Caixa (endividamento) líquido	(22,7)	38,2
Patrimônio líquido	1.012,0	1.006,5

O aumento da posição de caixa líquido ocorrido entre 31 de dezembro e o encerramento do 1T02, deve-se principalmente a contribuições realizadas pelos parceiros de risco do programa EMBRAER 170/190 para o desenvolvimento desta nova família de jatos. No período foram recebidos US$ 83,8 milhões que foram contabilizados no contas a pagar da empresa. Estas contribuições comprovam o vigoroso desenvolvimento do programa, o cumprimento das metas e o compromisso dos parceiros industriais.

Outro fator que contribuiu para o aumento da caixa líquido da Embraer foi a diminuição dos estoques. A reprogramação de entregas de aeronaves, ocorrida a partir de setembro de 2001, fez com que os estoques apresentassem um crescimento a partir daquela data. Porém, as negociações realizadas com os fornecedores, dada a flexibilidade e tônica de parceria dos contratos existentes, fizeram com que os estoques começassem a ser consumidos a partir do 1o. trimestre deste ano. Assim, em 31 de dezembro de 2001 os estoques totalizavam US$ 1.037,8 milhões e passaram para US$ 1.001,3 milhões em 31 de março de 2002, representando uma diminuição de US$ 36,5 milhões no período.

Desde setembro de 2001, a Embraer suportou algumas entregas de aeronaves para alguns de seus clientes que estavam em processo de conclusão de suas operações de financiamento. Do total do seu contas a receber, em 31 de março de 2002, US$ 633,7 milhões são relativos a essas entregas, sendo que o processo de estruturação foi concluído e a Empresa iniciou a liquidação do seu contas a receber a partir do dia 21 de maio de 2002.

Dívidas sem Direito de Regresso e Contas à Receber Vinculadas

Algumas vendas da Embraer são realizadas através de financiamentos estruturados, nos quais uma Empresa de Propósito Específico (SPE) adquire a aeronave da Embraer, realiza o pagamento integral a Embraer na data da entrega da aeronave e então realiza o "leasing" à Cia. Aérea. Esta SPE é constituída por uma instituição financeira de forma a facilitar o financiamento ao cliente sendo que, o risco de crédito e a administração desta SPE, permanecem sob a responsabilidade da instituição financeira. De acordo com as regras do US GAAP, apresentadas no EITF 90-15, vendas realizadas à SPEs devem ser consolidadas, caso a contribuição de capital realizado por terceiros seja inferior a 3% do total dos ativos desta SPE. Algumas vendas de aeronaves da Embraer, foram financiadas através de SPEs, cujo capital é menor que os 3% exigidos, assim estas vendas devem ser consolidadas no balanço da Embraer. Uma vez que a Embraer não oferece garantias àinstituição financeira ou ao comprador, não possui qualquer participação ou responsabilidade pelas SPEs e também não financia estes clientes, estas SPEs não são consolidadas no balanço da Embraer, de acordo com a Legislação Societária (Brazilian Gaap).

O efeito da consolidação destas SPEs no balanço da Embraer, resultaram em US$ 322,3 milhões e US$ 318,9 milhões em 31 de dezembro de 2001 e 31 de março de 2002 respectivamente, contabilizados no ativo como contas a receber vinculadas e no passivo como dividas sem direito de regresso. A consolidação não afeta o demonstrativo de resultados nem o fluxo de caixa da Empresa, uma vez que as dívidas sem direito de regresso e as contas a receber vinculadas possuem a mesma taxa de juros. As referidas dívidas são garantidas pelas próprias contas a receber e pelas respectivas aeronaves. Não havendo direito de regresso contra a Empresa.

Investimentos em Produtividade

Produtividade e Capacitação Industrial

Foram investidos no 1T02, US$ 21,3 milhões na capacitação industrial da empresa, incluindo melhorias e modernização dos processos industriais e de engenharia, máquinas e equipamentos.

Informações Complementares em Legislação Societária (Brazilian Gaap)

A Embraer, no dia 13 de maio de 2002, divulgou os resultados do 1T02 de acordo com a Legislação Societária (Brazilian Gaap), que de acordo com a legislação brasileira são as bases para o cálculo da distribuição de dividendos e do imposto de renda e contribuição social. A seguir apresentamos alguns dos resultados consolidados, de acordo com a legislação societária e em Reais.

A receita líquida no 1T02 totalizou R$ 1.328,3 milhões, o lucro bruto apurado foi de R$ 502,4 milhões com uma margem bruta de 37,8%. O lucro operacional no período (incluindo a participação nos lucros e resultados) totalizou R$ 265,0 milhões, com uma margem operacional de 20,0%. O EBITDA obtido no período foi de R$ 302,0 milhões e sua margem foi de 22,7%. O lucro antes de impostos foi de R$ 247,8 milhões (18,7% da receita líquida). O imposto de renda e a contribuição social totalizaram R$ 70,1 milhões, representando uma taxa efetiva de 28,2%. O lucro líquido no período totalizou R$ 176,4 milhões (13,3% da receita líquida).

####

Para informações adicionais, contatar:
Embraer - Empresa Brasileira de Aeronáutica S/A

Anna Cecilia Bettencourt
(12) 3927 1106
acecilia@embraer.com.br

Milene Petrelluzzi
(12) 3927 3054
milene.petrelluzzi@embraer.com.br

Paulo Ferreira
(12) 3927 1011
ferreira.paulo@embraer.com.br

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

BALANÇO PATRIMONIAL CONSOLIDADO

Em milhares de Dólares – USGAAP

ATIVO:

	31 de Dezembro de 2001	31 de março de 2002
CIRCULANTE		
Disponível	749.301	633.127
Contas a Receber	596.801	706.498
Estoques	1.037.795	1.001.332
Outros	189.849	178.863
Total Circulante	**2.573.746**	**2.519.820**
REALIZÁVEL A LONGO PRAZO		
Contas a Receber	49.756	31.655
Contas a Receber Vinculadas	322.348	318.865
Outros	264.619	265.631
Total Realizável Longo Prazo	**636.723**	**616.151**
INVESTIMENTOS	4.361	4.448
IMOBILIZADO	381.418	405.144
TOTAL DO ATIVO	**3.596.248**	**3.545.563**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

BALANÇO PATRIMONIAL CONSOLIDADO

Em milhares de Dólares – USGAAP

PASSIVO:

	31 de Dezembro de 2001	31 de março de 2002
CIRCULANTE:		
Financiamentos	526.626	365.737
Fornecedores	265.593	272.145
Adiantamentos de Clientes	385.265	373.568
Outros	504.425	571.640
Total do Circulante	**1.681.909**	**1.583.090**
EXIGÍVEL A LONGO PRAZO		
Financiamentos	245.421	229.204
Dívidas sem direito de regresso	322.348	318.865
Adiantamentos de Clientes	106.594	97.994
Outros	219.802	301.551
Total do Exigível a Longo Prazo	**894.165**	**947.614**
PARTICIPAÇÃO DOS MINORITÁRIOS	8.170	8.345
PATRIMÔNIO LÍQUIDO	1.012.004	1.006.514
TOTAL DO PASSIVO	**3.596.248**	**3.545.563**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

DEMONSTRAÇÃO DE RESULTADOS - CONSOLIDADO

Em milhares de Dólares – USGAAP

	Trimestre encerrado em 31 de Março de	
	2001	**2002**
VENDAS LÍQUIDAS	**743.276**	**557.326**
CUSTO DOS PRODUTOS VENDIDOS	(463.244)	(335.045)
LUCRO BRUTO	**280.032**	**222.281**
DESPESAS OPERACIONAIS		
Administrativas	(18.744)	(26.635)
Comerciais	(54.998)	(49.004)
Pesquisa e Desenvolvimento	(22.999)	(41.229)
Outras Despesas Operacionais Líquidas	(2.564)	(2.383)
Equivalência Patrimonial	-	87
Participação nos Lucros e Resultados	(4.019)	(6.489)
LUCRO OPERACIONAL	**176.708**	**96.628**
Receitas (despesas) financeiras líquidas	22.305	3.228
LUCRO APÓS AS RECEITAS (DESPESAS) FINANCEIRAS	**199.013**	**99.856**
Variação Cambial Líquida	2.894	(1.192)
Ganho (Perda) na Conversão	(65.421)	(1.310)
Outras Receitas (Despesas) não Operacionais	(2.230)	106
LUCRO ANTES DOS IMPOSTOS	**134.256**	**97.460**
IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL	(48.297)	(29.388)
LUCRO APÓS OS IMPOSTOS	**85.959**	**68.072**
PARTICIPAÇÃO DOS MINORITÁRIOS	3	(374)
MUDANÇAS DE PRÁTICAS CONTÁBEIS-FASB 133	5.440	-
LUCRO LÍQUIDO DO EXERCÍCIO	**91.402**	**67.698**
Quantidade de ações ordinárias - Básico	242.544.448	242.544.448
Quantidade de ações preferenciais - Básico	300.865.427	410.197.707
LUCRO POR ADS BÁSICO AO FINAL DO PERÍODO (em US$)	**0,7012**	**0,4292**
Quantidade de ações ordinárias - Diluídas	242.544.448	242.544.448
Quantidade de ações preferenciais - Diluídas	392.703.427	499.047.929
LUCRO POR ADS DILUÍDO AO FINAL DO PERÍODO (em US$)	**0,5962**	**0,3764**

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

FLUXO DE CAIXA - CONSOLIDADO

Em milhares de Dólares - USGAAP

	Trimestre encerrado em 31 de Março de	
	2001	**2002**
ATIVIDADES OPERACIONAIS:		
Lucro Líquido para o Período	91.402	67.698
Itens que Não Afetam o Caixa:		
Depreciações e Amortizações	9.708	11.872
Provisão para Créditos de Liquidação Duvidosa	(2.069)	(57)
Perda na Alienação de Ativo Permanente	(13)	179
Baixa de Resultado de Exercícios Futuros	(2)	-
Provisão para Perdas	4	13
Imposto de Renda e Contribuição Social Diferidos	12.045	(1.076)
Juros sobre Parcelamento de Impostos, Debêntures e Empréstimos	7.266	9.458
Provisão para (Reversão de) Contigências	(23)	(2)
Variação Monetária e Cambial	72.433	(450)
Equivalência Patrimonial em Subsidiária Não Consolidada	-	(87)
Participação Minoritária	(3)	374
Ajustes Acumulados de Conversão	(2.487)	(4.793)
Total Atividades Operacionais	**188.261**	**83.129**
VARIAÇÕES NOS ATIVOS E PASSIVOS CIRCULANTES		
Contas a Receber	(59.082)	(109.640)
Estoques	(120.299)	36.463
Despesas Pagas Antecipadamente	(756)	5.684
Impostos a Recuperar	(4.077)	(1.523)
Outras Contas a Receber	(1.722)	3.947
Fornecedores	171.426	6.552
Imposto de Renda e Contribuição Social a Recolher	(5.261)	(27.426)
Provisões Diversas	(8.601)	12.407
Adiantamento de Clientes	6.771	(11.698)
Outras	7.295	39.769
Total de Variações nos Ativos e Passivos Circulantes	**(14.306)**	**(45.465)**

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

FLUXO DE CAIXA - CONSOLIDADO

Em milhares de Dólares - USGAAP

	Trimestre encerrado em 31 de Março de	
	2001	**2002**
VARIAÇÕES NOS ATIVOS E PASSIVOS DE LONGO PRAZO		
Contas a Receber	2.664	21.583
Impostos a Recuperar	2.068	1.108
Outras Contas a Receber	4.684	(7.946)
Contas a Pagar	415	(1.892)
Despesas pagas antecipadamente	-	(151)
Adiantamento de Clientes	340	(8.600)
Resultados de Exercícios Futuros	1	-
Provisões Diversas	(1.339)	(247)
Impostos a Recolher	(592)	(486)
Participação Minoritária	(165)	(201)
Total de Variações nos Ativos e Passivos de Longo Prazo	**8.076**	**3.168**
CAIXA GERADO PELAS ATIVIDADES OPERACIONAIS	**182.031**	**40.832**
ATIVIDADES DE INVESTIMENTOS		
Vendas de Imobilizado	38	1
Empréstimos Compulsórios	(2.361)	2.567
Adições ao Imobilizado	(29.154)	(35.817)
Caixa Usado nas Atividades de Investimentos	**(31.477)**	**(33.249)**
ATIVIDADES FINANCEIRAS		
Financiamentos Pagos	(435.638)	(303.347)
Financiamentos Obtidos	396.513	124.062
Pagamento de Parcelamentos de Impostos	(775)	(1.517)
Depósitos em Garantia	(3.094)	2.158
Dividendos Pagos	(21.756)	(1)
Juros Sobre Capital Próprio Pagos	(19.154)	(24.469)
Contribuições de Parceiros	4.091	83.830
Caixa Usado nas Atividades Financeiras	**(79.813)**	**(119.284)**
AUMENTO (REDUÇÃO) LÍQUIDO DO DISPONÍVEL	**70.741**	**(111.701)**
Disponível no Início do Período	1.189.231	749.301
Ganho e Perda na Conversão	(90.465)	(4.473)
DISPONÍVEL AO FINAL DO PERÍODO	**1.169.507**	**633.127**